United States securities and exchange commission logo





                            June 17, 2020

       Charles Follini
       President
       Gateway Garage Partners LLC
       6 West 20th Street
       5th Floor
       New York, NY 10011

                                                        Re: Gateway Garage
Partners LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted May 21,
2020
                                                            CIK No. 0001812641

       Dear Mr. Follini:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A filed on May 21, 2020

       General

   1. We note that the purpose of this offering is to raise capital to purchase a membership interest in OpCo and
that 100% of the offering proceeds is intended for such use. Please identify OpCo as a
co-registrant or provide us with detailed legal analysis as to why OpCo would not be deemed a
co-registrant under Securities Act Rule 140. Please include in your analysis whether
or not you consider the membership interest to be a security.
 Charles Follini
FirstName LastNameCharles Follini
Gateway Garage Partners LLC
Comapany NameGateway Garage Partners LLC
June 17, 2020
June 17, 2020 Page 2
Page 2
FirstName LastName
Cover Page

2. Please revise the cover page to specifically identify the disclosure format you are using in accordance with Part II (a)(1) of Form 1-A.
3. Please provide the tabular disclosure required by Item 1(e) of Form 1-A. We note that your Use of Proceeds section indicates that OpCo intends to pay the fees owed to your placement agent and that LEX Markets will pay the remaining fees and expenses. Please clarify this by footnote to the table, and specify, if true, that you will not reimburse such entities for these fees.
4. We note that you intend to place funds in an escrow account. Please disclose the arrangements regarding placing the funds received in an escrow account, including identifying the escrow agent, on the cover page. Refer to the Instructions to Item 1(e) of
         Part II of Form 1-A. Additionally, please file the escrow agreement in accordance with
         Item 17(6) of Part II of Form 1-A.
The Offering, page 3

5. Please clarify, if true, that the "closing date" relates to when you raise the minimum offering amount.
Summary Risk Factors, page 5

6. We note your disclosure that there are certain events of default that would lead to termination of the parking leases. In an appropriate place, please disclose the events of default that could lead to the leases being terminated. Additionally, please file these leases in accordance with Item 17(6) of Part II of Form 1-A.
7. Please revise your risk factor disclosure and the Summary section to describe the issues investors may face as a result of receiving a Schedule K-1. In particular, we note that
         Schedules K-1 are usually complex, may involve the engagement by investors of sophisticated tax experts and may lead to a taxable event even if the security is not sold.
         In addition, we note your disclosure on page 43 indicates investors may not receive a
         Schedule K-1 on a timely basis. Please also address the risks associated with such timing issues.
Risk Factors, page 6

8. We note that it appears that Mr. Follini will have control over the OpCo and over you based on the disclosure on page 2, 25 and 26. Please add risk factor disclosure to clarify, if true, that he will exercise control over the you and OpCo and have the ability to make decisions regarding: (i) whether to issue additional units, including decisions to issue units to himself; (ii) employment decisions, including his own compensation arrangements; and
         (iii) whether to enter into material transactions with related parties. Please also expand your conflict of interest disclosure as appropriate.
 Charles Follini
FirstName LastNameCharles Follini
Gateway Garage Partners LLC
Comapany NameGateway Garage Partners LLC
June 17, 2020
Page 3
June 17, 2020 Page 3
FirstName LastName
Uncertain economic conditions..., page 8

9. Please expand your disclosure to address the specific impacts of COVID-19 on your operations. For example, please advise if your leases have been fully paid, or whether your lessors have asked about lease abatement, or, to the extent known, whether there has been a material decrease in the use of the parking spots available for the general public
Holders of our Units will not have the right to elect or remove the Manager..., page 12

10. Please revise this risk factor to clarify that members will not be able to remove the manager, even in the event of, for example, fraud or other criminal conduct.
Use of Proceeds, page 15

11. We note that you intend to use the proceeds of this offering to purchase an interest in
         OpCo. Please provide tabular disclosure regarding how OpCo will use the proceeds from this offering. For example only, we note that OpCo intends to use proceeds to upgrade its facade. Please disclose how much is allocated for this purpose. Description of the Property, page 17

12. We note that you lease 675 spaces and that you make your garage available to the general public as well. We further note that you only have 649 spaces available. In this respect, we note your disclosure on page 20 regarding "excess occupancy." Please provide additional disclosure regarding the ramifications to you if a space is not available for one of your lessees and clarify if this has occurred in the past. We also note that the Maine
         Medical Center is building its own garage. Please clarify whether you or OpCo have any interests in the new garage. Please also disclose the potential impact on your business and add risk factor disclosure as appropriate.
Property Management Agreement, page 18

13. We note that OpCo has entered into a management agreement with Standard Parking
         Corporation. Please file this agreement in accordance with Item 17(6) of Part II of Form
         1-A or advise. Additionally, we note your disclosure that the fee paid will increase by 3%
         each year. Please clarify if there is any limit on the maximum amount that may be paid or if this will continue to increase. Additionally, we note your disclosure on page 22 that
         OpCo manager may leverage its relationship with Ranger Asset Management as well with respect to operating the garage. Please clarify your relationship with this entity, please disclose the services provided by this entity and amounts to be paid and file any material agreement with Ranger in accordance with Item 17(6) of Part II of Form 1-A.
Property Valuation, page 18

14. We note that you have included valuations from a third party appraiser. Please identify the third party and file their consent. We also note your reference on page 21 to a market
 Charles Follini
Gateway Garage Partners LLC
June 17, 2020
Page 4
         study conducted by LEX Markets. Please file their consent as well. Please refer to Item
         17(11) of Part II of Form 1-A.
Market Overview, page 20

15.      Please explain what you mean by "Class A and B."
Security Ownership of Management..., page 26

16. Please identify the natural persons that exercise control over the shares held by Noyack
         Medical Partners LLC. In this respect, we note disclosure elsewhere indicates that your president, Charles Follini, created Noyack Medical. Please ensure that you provide all of the information required by Item 12 of Part II of Form 1-A.
LEX Markets Trading Platform, page 34

17. We note that you intend to conduct trading and selling on LEX Markets's platform and that LEX Markets is currently seeking regulatory approval to operate its platform as an
         ATS. Please discuss in more detail the status of its regulatory approval and the risks associated. Please also address whether there any conflicts or risks associated with LEX
         Markets's potential operation as an ATS and the payment of your offering expenses. In addition, please revise your offering statement throughout to clarify that it has not yet received regulatory approval and that, as currently indicated on its website, "LEX customers may be able to manually post and/or accept bids and offers on a bulletin board maintained by LEX Markets." Finally, please clarify whether you, your manager, or LEX
         Markets are registered, or intend to register, as a broker-dealer.

Material U.S. Federal Income Tax Considerations
Partnership Status, page 36

18. We note your disclosure that you "estimate that less than X ... will not be qualifying income." Please provide your basis for this statement or remove this disclosure.
Independent Auditor's Report, page F-2

19. We note a page has been reserved within your draft offering statement for an independent auditor's report. However, we could not locate an independent auditor's report for your financial statements included. Please clarify and/or revise accordingly.
Signatures, page III-2

20. Please revise your signature page to conform to the requirements of Instruction 1 to the
FirstName LastNameCharles Follini
       Signature section of Form 1-A or advise.
Comapany NameGateway Garage Partners LLC
June 17, 2020 Page 4
FirstName LastName
 Charles Follini
FirstName LastNameCharles Follini
Gateway Garage Partners LLC
Comapany NameGateway Garage Partners LLC
June 17, 2020
Page 5
June 17, 2020 Page 5
FirstName LastName
       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Kenneth L. Betts, Esq.